UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Update on the Acquisition of Treasury Shares through a Trust Agreement

On May 13, 2025, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the interim results for its currently ongoing share buyback program. The program commenced on February 11, 2025 through a trust agreement with KIWOOM Securities Co., Ltd. to acquire treasury shares within its profits available for dividends, as disclosed through the Report of Foreign Private Issuer on Form 6-K previously furnished on February 7, 2025 (the “Trust Agreement”).

Details of Woori Financial Group’s treasury shares as of May 13, 2025 are as follows:

(1) Treasury shares acquired pursuant to the Trust Agreement from February 11, 2025 to September 11, 2025:

Type of Shares	Common Shares
Number of Shares Acquired	5,650,000
Average Acquisition Price per Share (Unit: KRW)	16,762
Total Acquisition Amount (Unit: millions of KRW)	94,703
Contracted Amount (Unit: millions of KRW)	150,000

(2) Treasury shares acquired pursuant to the Trust Agreement as of May 13, 2025:

Contracted Amount (A) (Unit: millions of KRW)	150,000
Number of Shares Acquired	5,650,000 common shares
Total Acquisition Amount (B) (Unit: millions of KRW)	94,703
Total Acquisition Amount as a Percentage of the Contracted Amount (B/A)	63.14%

(3) Details of Woori Financial Group’s treasury shares as of May 13, 2025:

Treasury shares held prior to the acquisition of shares under the Trust Agreement (A)	Type of Shares	Common Shares
	Number of Shares	-
	Percentage of Total Issued Shares(1)	-
	Total Amount(2) (Unit: millions of KRW)	-
Treasury shares acquired pursuant to the Trust Agreement (B)	Type of Shares	Common Shares
	Number of Shares Acquired	5,650,000
	Percentage of Total Issued Shares(1)	0.76%
	Contracted Amount (Unit: millions of KRW)	150,000
Total treasury shares held (A+B)	Type of Shares	Common Shares
	Number of Shares	5,650,000
	Percentage of Total Issued Shares(1)	0.76%
	Aggregate Amount(2) (Unit: millions of KRW)	150,000

Notes:	(1) Based on the total number of 742,591,501 shares of common stock issued.

(2) The amount of treasury shares held does not include the 2 shares acquired in 2019, the 2,322 shares acquired in August 2021 through the comprehensive share exchange with Woori Financial Capital nor the 51,621 shares acquired in August 2023 resulting from the comprehensive share exchange with Woori Investment Bank and Woori Venture Partners, as such shares are not classified as treasury shares under Article 165-3 of the Financial Investment Services and Capital Markets Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 13, 2025	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President